UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *

                            Merrimac Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   590262 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Richard H. Gilden, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 5 pages

                                   SCHEDULE 13D
CUSIP NO. 590262 10 1

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  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)
       Lior Bregman
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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [ ]
       (b) [ ]
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  3.   SEC Use only

--------------------------------------------------------------------------------
  4.   Source of funds (See Instructions)

       PF
--------------------------------------------------------------------------------
  5.   Check if disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

       United States
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                                   7.  Sole Voting Power

Number of                              239,700
Shares                           -----------------------------------------------
Beneficially                       8.  Shared Voting Power
Owned
by Each                                0
Reporting                        -----------------------------------------------
Person                             9.  Sole Dispositive Power
With:
                                       239,700
                                 -----------------------------------------------
                                  10.  Shared Dispositive Power

                                       0
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       239,700
--------------------------------------------------------------------------------
 12.   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)

       7.7%
--------------------------------------------------------------------------------
 14.   Type of Reporting Person (See Instructions)

       IN
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                                                               Page 2 of 5 pages

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D originally filed by Lior Bregman ("Mr. Bregman") with the Securities and Exchange Commission (the "SEC") on November 19, 2003. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

            (a) and (b) As of November 7, 2004, Mr. Bregman beneficially owns 239,700 shares of Common Stock. Mr. Bregman has the sole power to vote and dispose of all such shares. Such shares constitute approximately 7.7% of the total number of shares of Common Stock outstanding. The percentage of the outstanding Common Stock set forth above is based on 3,132,518 shares of Common Stock reported as outstanding as of November 12, 2004 by the Issuer on its Form 10-QSB for the quarter ended October 2, 2004, filed with the SEC on November 16, 2004.

            (c) The following table sets forth the purchase of Common Stock of the Issuer (totaling 31,300 shares) made by Mr. Bregman from October 26, 2004 through December 3, 2004. All such sales were made in open market transactions on the American Stock Exchange:

     Date of                    Number of          Average Price
   Transaction              Shares Purchased        Per Share
------------------------ ----------------------- ----------------
10/26/04                           500                 $8.78
------------------------ ----------------------- ----------------
10/26/04                         1,200                 $8.80
------------------------ ----------------------- ----------------
10/27/04                           200                 $8.79
------------------------ ----------------------- ----------------
10/27/04                           800                 $8.80
------------------------ ----------------------- ----------------
10/28/04                           500                 $8.75
------------------------ ----------------------- ----------------
11/02/04                           600                 $8.70
------------------------ ----------------------- ----------------
11/04/04                           200                 $8.60
------------------------ ----------------------- ----------------
11/04/04                           300                 $8.70
------------------------ ----------------------- ----------------
11/04/04                           500                 $8.80
------------------------ ----------------------- ----------------
11/04/04                           200                 $8.89
------------------------ ----------------------- ----------------
11/12/04                         4,000                 $8.50
------------------------ ----------------------- ----------------
11/12/04                         1,000                 $8.60
------------------------ ----------------------- ----------------
11/12/04                         1,000                 $8.70
------------------------ ----------------------- ----------------
11/15/04                           200                 $8.80
------------------------ ----------------------- ----------------
11/15/04                         1,800                 $8.90
------------------------ ----------------------- ----------------
11/16/04                           500                 $9.30
------------------------ ----------------------- ----------------
11/17/04                         6,900                 $9.00
------------------------ ----------------------- ----------------


                                                               Page 3 of 5 pages

11/18/04                           600                 $8.99
------------------------ ----------------------- ----------------
11/18/04                         1,400                 $9.00
------------------------ ----------------------- ----------------
11/22/04                           500                 $8.85
------------------------ ----------------------- ----------------
11/22/04                           200                 $8.95
------------------------ ----------------------- ----------------
11/24/04                           600                 $8.89
------------------------ ----------------------- ----------------
11/24/04                         2,500                 $8.90
------------------------ ----------------------- ----------------
11/24/04                         1,600                 $8.70
------------------------ ----------------------- ----------------
11/24/04                           400                 $8.80
------------------------ ----------------------- ----------------
11/24/04                           900                 $9.00
------------------------ ----------------------- ----------------
12/02/04                           200                 $8.95
------------------------ ----------------------- ----------------
12/03/04                         1,000                 $8.987
------------------------ ----------------------- ----------------
12/03/04                         1,000                 $8.99
------------------------ ----------------------- ----------------




                                                               Page 4 of 5 pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: November 7, 2004



                                             /s/ Lior Bregman
                                             -------------------------------
                                             Lior Bregman






                                                               Page 5 of 5 pages